Simkins Brothers' Sweets, LLC
d/b/a Natural Way Food Group

December 31, 2020

Financial Statements

With

Independent Accountant's Review Report

Pierce Firm, PLLC
Certified Public Accountants
2241 Green Acres Road
Fayetteville, Arkansas 72703
479.249.9916
Taxation | Assurance Services | Business Services

Independent Accountant's Review Report

To the Members
Simkins Brothers' Sweets, LLC
d/b/a Natural Way Food Group
Fayetteville, Arkansas

We have reviewed the accompanying financial statements of Simkins Brothers' Sweets, LLC d/b/a Natural Way Food Group, which comprise the balance sheet as of December 31, 2020, and the related statements of operations, members' equity (deficit), and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that is free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for it to be in accordance with accounting principles generally accepted in the United States of America.

Pierce Firm, PLLC

Fayetteville, Arkansas
June 22, 2021

SIMKINS BROTHERS' SWEETS, LLC
d/b/a NATURAL WAY FOOD GROUP

Balance Sheet

December 31, 2020

Assets		
Current assets		
Cash	$	2,130
Accounts receivable		1,205
Inventories, net		28,289
Total current assets		31,624
Property and equipment		
Equipment		16,403
Equipment not in service		12,067
Less accumulated depreciation		4,240
Property and equipment, net		24,230
Total assets	$	55,854
Liabilities and Members' Equity (Deficit)		
Current liabilities		
Accounts payable	$	3,059
Accrued expenses		18,028
Total current liabilities		21,087
Long-term debt		108,000
Total liabilities		129,087
Members' equity (deficit)		(73,233)
Total liabilities and members' equity (deficit)	$	55,854

The accompanying notes are an integral part of these financial statements.

SIMKINS BROTHERS' SWEETS, LLC
d/b/a NATURAL WAY FOOD GROUP

Statement of Operations

For the Year Ending December 31, 2020

Sales, net	$ 228,341
Cost of sales	146,720
Gross profit	81,621
Operating expenses	
Retailer expense	74,199
Sales commission	11,603
Legal and professional fees	38,373
Advertising and marketing	9,626
Rent expense	12,494
Utilities	4,410
Office supplies and software	5,651
Repairs and maintenance	2,080
Taxes and licenses	5,362
Travel and meals	4,225
Insurance	1,600
Miscellaneous expense	381
Depreciation expense	3,513
Total operating expenses	173,517
Net loss from operations	(91,896)
Other income (expense)	
Interest expense	(718)
Loss on sale of assets	(9,575)
Total other income (expense)	(10,293)
Net loss	$ (102,189)

The accompanying notes are an integral part of these financial statements.

SIMKINS BROTHERS' SWEETS, LLC
d/b/a NATURAL WAY FOOD GROUP

Statement of Members' Equity (Deficit)

For the Year Ending December 31, 2020

Balance - January 1, 2020	$	26,206
Contributions		2,750
Net loss		(102,189)
Balance - December 31, 2020	$	(73,233)

The accompanying notes are an integral part of these financial statements.

SIMKINS BROTHERS' SWEETS, LLC
d/b/a NATURAL WAY FOOD GROUP

Statement of Cash Flows

For the Year Ending December 31, 2020

Cash flows from operating activities		
Net loss	$	(102,189)
Adjustments to reconcile net loss to net cash used by operating activities		
Depreciation		3,513
Loss on sale of property and equipment		9,575
Changes in operating assets and liabilities		
Accounts receivable		209
Inventories		(5,641)
Accounts payable		(2,795)
Accrued expenses		18,028
Net cash used by operating activities		(79,300)
Cash flows from investing activities		
Proceeds from sale of property and equipment		13,400
Purchase of property and equipment		(16,159)
Net cash used by investing activities		(2,759)
Cash flows from financing activities		
Proceeds of long-term debt		66,000
Repayment of long-term debt		(10,000)
Member contributions		2,750
Net cash provided by financing activities		58,750
Net change in cash		(23,309)
Cash - beginning of year		25,439
Cash - end of year	$	2,130
Supplementary disclosures of cash flow information		
Cash paid for interest	$	39

The accompanying notes are an integral part of these financial statements.

Notes to the Financial Statements

December 31, 2020

1. **Summary of Significant Accounting Policies**

a. **Nature of Operations** – Simkins Brothers' Sweets, LLC d/b/a Natural Way Food Group (the "Company") is a limited liability company, chartered under the laws of the State of Arkansas for the purpose to manufacture and sell confections to the public.

b. **Basis of accounting** – The financial statements are prepared under the accrual basis of accounting. Under this method of accounting, transactions are recorded when income is earned and as expenses are incurred rather than when cash is received or paid. This matching of revenues with expenses is in accordance with accounting principles generally accepted in the United States of America.

c. **Estimates** – The preparation of the financial statements, in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

d. **Cash and cash equivalents** – The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. The Company had no cash equivalents as of December 31, 2020.

e. **Accounts receivable –** Accounts receivable are recorded at invoiced amount. Amounts collected on accounts receivable are included in net cash provided by operating activities in the statements of cash flows. The Company determines an allowance for doubtful accounts based on historical write-off experience by industry and national economic data. The Company reviews its allowance for doubtful accounts on a periodic basis. The Company's management deems accounts receivable to be past due based on contractual terms. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. Based on management's judgment, no allowance for doubtful accounts was recorded as of December 31, 2020.

f. **Inventories** – Inventories are stated at the lower of cost (first-in, first-out method) or net realizable value and consist primarily of peanuts, almonds, packaging, and nut butter. Appropriate consideration is given to obsolescence, excessive levels, damaged, and other factors in evaluating net realizable value. An allowance is recorded based on management's evaluation of the realizability of its inventory as of those dates.

g. **Property and equipment –** Property and equipment are stated at cost. Depreciation is provided over the estimated useful lives of the respective assets, which was 5 years, using the straight-line method. When assets are sold or otherwise disposed of, the cost and related depreciation are removed from the accounts, and any resulting gain or loss is included in the statements of operations. The cost of maintenance and repairs is charged to expense as incurred, while significant renewals and betterments are capitalized.

1. **Summary of Significant Accounting Policies (cont.)**

h. **Long-lived assets** – The Company reviews the carrying value of property and equipment for impairment whenever triggering events or changes in circumstances indicate that the carrying value of an asset may not be recoverable from estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying amount exceeds the fair value of assets. No events occurred during the year ended December 31, 2020, that were indicative of impairment.

i. **Revenue and cost recognition** – Revenue is recognized when control of the promised goods or services, through performance obligations by the Company, is transferred to the customer in an amount that reflects the consideration it expects to be entitled to in exchange for the performance obligations. The term between invoicing and when payment is due is not significant and the period between when the Company transfers the promised good or service to the customer and when the customer pays for that good or service is one year or less. Excise taxes, that are both imposed on and concurrent with a specific revenue-producing transaction, are collected by the Company from the customer are excluded from revenue. Revenue is recognized for the sale of products at the point in time finished products are delivered to the customer in accordance with shipping terms. This is a faithful depiction of the satisfaction of the performance obligation because, at that point control passes to the customer, the customer has legal title and the risk and rewards of ownership have transferred, and the customer has present obligation to pay. There was approximately $6,106 in discounts for the year ended December 31, 2020.

j. **Income taxes** – The Company is taxed as a partnership for federal income tax purpose. Accordingly, the taxable income or loss of the Company is reported on the individual income tax returns of the members. No provision for income taxes or deferred income tax liability related to the Company is included in the accompanying financial statements.

The Company's policy with respect to evaluating uncertain tax positions is based upon whether management believes it is more likely than not the uncertain tax positions will be sustained upon review by the taxing authorities, then the Company shall initially and subsequently measure the largest amount of tax benefit that is greater than 50% likely of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. The tax positions must meet the more-likely-than-not recognition threshold with consideration given to the amounts and probabilities of the outcomes that could be realized upon settlement using the facts, circumstances and information at the reporting date. The Company will reflect only the portion of the tax benefit that will be sustained upon resolution of the position and applicable interest on the portion of the tax benefit not recognized. Based upon management's assessment, there are no uncertain tax positions expected to have a material impact on the Company's financial statement.

Notes to the Financial Statements

December 31, 2020

1. **Summary of Significant Accounting Policies (cont.)**

The Company is no longer subject to U.S. federal and state tax examinations by tax authorities for years before 2017. The Company's federal and state tax returns are not currently under examination. The Company recognizes interests and penalties related to unrecognized tax benefits in income tax expense. During the year ended December 31, 2020, the Company did not recognize any interest or penalties. The Company did not have any interest or penalties accrued as of December 31, 2020.

k. **Advertising** – The Company expenses advertising costs as they are incurred. Advertising costs for the year ended December 31, 2020, were $83,825 and included in advertising and marketing and retailer expense on the statement of operations.

l. **New accounting pronouncements** – In February 2016, the Financial Accounting Standards Board "FASB" issued authoritative guidance intended to increase transparency and comparability among organizations by recognizing lease assets and liabilities on the balance sheet and disclosing key information about leasing arrangements. Under the new guidance, lessees will be required to recognize a right-of-use asset and a lease liability, measured on a discounted basis, at the commencement date for all leases with terms greater than twelve months. Additionally, this guidance will require disclosures to help investors and other financial statement users to better understand the amount, timing, and uncertainty of cash flows arising from leases, including qualitative and quantitative requirements. The guidance should be applied under a modified retrospective transition approach for leases existing at the beginning of the earliest comparative period presented in the adoption-period financial statements. Any leases that expire before the initial application date will not require any accounting adjustment. This guidance is effective for non-public companies for annual reporting periods beginning after December 15, 2021, including interim periods within those annual periods, with early adoption permitted. The Company is currently evaluating the potential impact to the financial position and results of operations upon adoption of this guidance.

2. **Inventories**

Inventories as of December 31, 2020, consists of the following:

Finished goods	$ 1,252
Ingredients	13,844
Packaging	13,193
Reserve for inventories	-
Inventories, net	$ 28,289

Notes to the Financial Statements

December 31, 2020

3. Long-Term Debt

From time to time, the Company will borrow funds from two individuals. At December 31, 2020, the Company had amounts owed to these individuals in the amount of $108,000. These amounts bear interest at 1% and all unpaid principal and interest are due May 1, 2022.

4. Commitments and Contingencies

a. **Risk management -** The Company is exposed to various risks of loss related to torts such as theft of, damage to and destruction of assets; errors and omissions and natural disasters for which the Company carries commercial insurance. There have been no significant reductions in coverage from the prior year, and settlements have not exceeded coverage in the past three years.

b. **Operating lease** – The Company has future minimum rental commitments under noncancelable operating leases with initial or remaining terms in excess of one year. Lease expense was $12,494 for the year ended December 31, 2020. Future minimum commitments remaining under noncancelable operating leases are as follows:

2021	$ 48,000

5. Concentration of Credit Risk

a. **Cash concentration** – The Company's cash deposits at financial institutions may exceed federally insured limits. The Company manages this risk by maintaining cash deposits in high quality financial institutions. As of December 31, 2020, the Company had no uninsured balances.

b. **Accounts Receivable –** The Company grants credit to customers who meet the Company's pre-established credit requirements. Credit is extended subject to mechanic's liens. Credit losses are provided for in the Company's financial statements. The carrying value of the Company's financial instruments, including cash, contract receivables, and accounts payable as reported in the accompanying balance sheet at approximate fair value.

c. **Revenue concentrations** – The Company had sales to a customer which exceeded 10% of total sales during the year ended December 31, 2020. Sales to this customer totaled 62.20% of total sales for the year ended December 31, 2020.

6. **Subsequent Events**

On January 11, 2021, the Company amended and restated its operating agreement in entirety to authorize two classes of units, designated as Common Units and Series A Preferred Units. The Company is authorized to issue up to 11,364 Series A Preferred Units and 22,728 Common Units. As of January 15, 2021, 7,670 Series A Preferred Units were issued for $675,000.

The Company evaluated the events and transactions subsequent to its December 31, 2020, balance sheet date and determined there were no other significant events to report through June 22, 2021, which is the date the Company issued its financial statements.